EMERGE ENERGY SERVICES LP

180 State Street, Suite 225

Southlake, Texas 76092

(817) 865-5830

October 18, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:          Emerge Energy Services LP
Registration Statement on Form S-1
File No. 333-213989

Ladies and Gentlemen:

Emerge Energy Services LP (the “Partnership”) hereby requests pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Washington, D.C. time, on October 20, 2016, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•          the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EMERGE ENERGY SERVICES LP

By:	Emerge Energy Services GP LLC,
its general partner

By:	/s/ Richard Shearer
Richard Shearer
Chief Executive Officer

cc:           Warren B. Bonham, Emerge Energy Services LP

Ryan J. Maierson, Latham & Watkins LLP